UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-38857

Bit Origin Ltd

(Translation of registrant’s name into English)

375 Park Ave, Fl 1502

New York NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 6, 2022, SonicHash LLC, a subsidiary of Bit Origin Ltd (the “Company”), entered into a hosting agreement (the “Hosting Agreement”) with a hosting service provide (the “Hosting Partner”), pursuant to which SonicHash LLC will deliver 700 units of Bitcoin mining equipment to the Hosting Partner’s facilities in the State of Indiana and the Hosting Partner will install the mining equipment and provide electricity, internet and other maintenance services to maintain the operation of the mining equipment. The Hosting Agreement is for a term of one year and and can be renewed with a four months’ advance notice to the Hosting Partner. If either party has material breach of the Hosting Agreement and fails to cure within 30 days after such breach, the non-breaching party can terminate the Hosting Agreement. In addition, SonicHash LLC can terminate the Hosting Agreement if the Hosting Partner fails to furnish the services during any two-month period or for 7 consecutive days excluding downtime caused by scheduled maintenance, demand response curtailment and/or force majeure. The service fee is calculated by: (Electrical Meter Reading + Electrical Meter Reading * 3% Electrical Power Loss) * Electricity Rate ($0.060/kWh). SonicHash LLC has paid a deposit in the amount of $283,440 and such deposit will be returned to SonicHash LLC within 30 days upon termination of the hosting agreement.

The foregoing reference of the Hosting Agreement is qualified in the entirety by reference to the complete text of the Hosting Agreement, which is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated by reference herein.

On July 7, 2022, SonicHash LLC entered into a service agreement (the “Service Agreement”) with a service provider (the “Service Provider”), to document that the Service Provider facilitated SonicHash LLC to enter into the Hosting Agreement. SonicHash LLC agreed to pay the Service Provider a service fee of $0.020/kWh, calculated based on the following formula: Total Services Fee: (Electrical Meter Reading + Electrical Meter Reading * 3% Electrical Power Loss) * Electricity Rate $0.020/kWh. The Service Agreement shall only terminate when the Hosting Agreement terminates.

The foregoing reference of the Service Agreement is qualified in the entirety by reference to the complete text of the Service Agreement, which is filed as Exhibit 10.2 to this report on Form 6-K and is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description
10.1	Hosting Agreement, dated July 6, 2022
10.2	Service Agreement, dated July 7, 2022
99.1	Press Release - Bit Origin Ltd to Add Additional 700 Mining Spots Increasing Mining Power of 64 PH/s, dated July 11, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2022	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board